Filed Pursuant to Rule 424(b)(5)

Registration No. 333-269153

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated October 5, 2023

and Prospectus dated January 18, 2023)

Up to $21,950,000

Common Stock

This Prospectus Supplement amends and supplements the information in the prospectus supplement, dated October 5, 2023 (the “ATM Prospectus Supplement”), relating to the offer and sale of shares of our common stock, $0.0001 par value per share, having an aggregate offering price of up to $6,340,000 pursuant to the terms of that certain Open Market Sale AgreementSM, or sales agreement, dated October 5, 2023, with Jefferies LLC, or Jefferies. Through the date hereof, we have not sold any shares of our common stock through Jefferies under the sales agreement. This Prospectus Supplement should be read in conjunction with the ATM Prospectus Supplement and accompanying prospectus thereto, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus Supplement and accompanying prospectus thereto. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus Supplement and accompanying prospectus thereto, and any future amendments or supplements thereto.

The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $65,895,687, which was calculated based on 21,965,229 shares of our outstanding common stock held by non-affiliates as of February 22, 2024, and a price of $3.00 per share, the closing price of our common stock on February 20, 2024, which is the highest closing sale price of our common stock on the Nasdaq Capital Market within the prior 60 days. We have not sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to, and including, the date of this Prospectus Supplement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in public primary offerings on Form S-3 with a value exceeding one-third of our public float (as defined by General Instruction I.B.6) in any 12 calendar month period so long as our public float remains below $75.0 million.

We are filing this Prospectus Supplement to amend the ATM Prospectus Supplement to increase the maximum amount of shares that we are eligible to sell pursuant to the sales agreement under General Instruction I.B.6. As a result of these limitations, we may currently only offer and sell shares of our common stock having an aggregate offering price of up to $21,965,229 pursuant to the sales agreement. Pursuant to this Prospectus Supplement, we are registering the offer and sale of up to $21,950,000 of shares of our common stock. However, in the event that our public float increases or decreases, we may sell securities in public primary offerings on Form S-3 with a value up to one-third of our public float, in each case calculated pursuant to General Instruction I.B.6 and subject to the terms of the sales agreement. In the event that our public float increases above $75.0 million, we will no longer be subject to the limits in General Instruction I.B.6 of Form S-3.

Our common stock trades on the Nasdaq Capital Market under the symbol “EQ.” On February 22, 2024, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.60 per share.

Financial Update

Our financial statements for the quarter and year ended December 31, 2023 will not be available until after the date of this Prospectus Supplement. Based upon preliminary estimates and information available to us as of the date of this Prospectus Supplement, we expect to report that we had approximately $40.9 million of cash, cash equivalents and short-term investments as of December 31, 2023. We have not yet completed our quarter-end and year-end financial close process for the quarter and year ended December 31, 2023. This estimate of our cash, cash equivalents and short-term investments as of December 31, 2023 is preliminary, has not been audited and is subject to change upon completion of our financial statement closing procedures. Our actual results could be materially different from this preliminary financial information, which preliminary information should not be regarded as a representation by us, our management, or Jefferies as to our actual results as of and for the quarter and year ended December 31, 2023. Additional information and disclosure would be required for a more complete understanding of our financial position and results of operations as of December 31, 2023. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary result and, accordingly, does not express an opinion or any other form of assurance about it. During the course of the preparation of our financial statements and related notes as of and for the quarter and year ended December 31, 2023, we may identify items that would require us to make material adjustments to this preliminary financial information. As a result, prospective investors should exercise caution in relying on this information and should not draw any inferences from this information. This preliminary financial information should not be viewed as a substitute for full financial statements prepared in accordance with United States generally accepted accounting principles and reviewed by our auditors.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE S-7 OF THE ATM PROSPECTUS SUPPLEMENT AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the ATM Prospectus Supplement and accompanying prospectus. Any representation to the contrary is a criminal offense.

Jefferies

The date of this prospectus supplement is February 23, 2024.